UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Update: Kookmin Bank’s Split-off of its Fund Service Business

This Form 6-K is being furnished solely for the purpose of updating certain information in the Form 6-Ks furnished to the U.S. Securities and Exchange Commission by KB Financial Group Inc. (“KB Financial Group”) on April 29, 2024, March 7, 2024, December 14, 2023 and July 5, 2023 (“the Original Reports”).

On July 5, 2023, KB Financial Group disclosed that Kookmin Bank, one of KB Financial Group’s wholly-owned subsidiaries, decided to split-off its fund service business to form a new entity (the “Split-off”), which would subsequently become a wholly-owned subsidiary of Kookmin Bank. On December 14, 2023, KB Financial Group disclosed that the completion of the Split-off had been postponed due to delays in discussions with financial authorities and related parties. On March 7, 2024, KB Financial Group disclosed that the board of directors of Kookmin Bank passed a resolution to submit an application for the final authorization of the Split-off to the financial authorities, and that they planned to propose the Split-off as an agenda item for approval at Kookmin Bank’s annual general meeting of shareholders for fiscal year 2023 (the “AGM”) on March 22, 2024. On April 29, 2024, KB Financial Group further disclosed that the Split-off was proposed as an agenda item for approval at the AGM on March 22, 2024, and that the proposal was approved and ratified as originally proposed.

On May 30, 2024, KB Financial Group disclosed that the financial authorities had notified Kookmin Bank on May 30, 2024 that they had approved Kookmin Bank’s application for the authorization of the Split-off. In addition, KB Financial Group disclosed and updated the expected date of the Split-off to be June 1, 2024 and the expected registration date for the Split-off to be June 3, 2024. Kookmin Bank plans to proceed with the Split-off according to such schedule, and KB Financial Group plans to make further disclosures if any changes are made to the schedules relating to the Split-off.

Other details of the Split-off remain the same as previously disclosed on the Original Reports. For detailed information regarding the Split-off, as well as definitions of certain terms used but not defined herein, please refer to the Original Reports.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: May 30, 2024	By:	/s/ Jae Kwan Kim
(Signature)
Name: Jae Kwan Kim
Title: Senior Executive Vice President and Chief Finance Officer